February 8, 2011

DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Immersion Corporation

Soliciting Materials on Schedule 14A filed on January 31, 2011 by Ramius Value and Opportunity Master Fund Ltd, Cowen Overseas Investment LP, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, David W. Barron, Peter A. Feld, and Kenneth H. Traub

File No. 000-27969

Dear Ms. Mills-Apenteng:

We acknowledge receipt of the letter of comment dated February 2, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Soliciting Materials on Schedule 14A (the “Soliciting Materials”).  Our responses are numbered to correspond to your comments.

February 8, 2011

1.	Please revise your filing to specifically identify the participants whom you intend to nominate for election at the company’s 2011 annual meeting of shareholders. Please see Rule 14a-12(a)(1)(i).

We acknowledge your comment.  On a supplemental basis, we note that Rule 14a-12(a)(1)(i) requires that the soliciting person or group provide “the identity of the participants in the solicitation.” The Soliciting Materials identify all of the participants, including all individuals nominated for election to the Company’s board of directors (the “Nominees”), both on the cover page of the Soliciting Materials and in the “Certain Information Concerning the Participants” Section.  Furthermore, the Soliciting Materials reference the Schedule 13D (the “Schedule 13D”) initially filed by Ramius LLC and certain of its affiliates with the Securities and Exchange Commission (the “SEC”) on September 14, 2009, as amended.  The Amendment No. 10 to the Schedule 13D filed with the SEC on January 3, 2011 identifies the participants, including the Nominees, and provides additional information about the Nominees in Items 2 and 4.  While we believe Value and Opportunity Master Fund has complied with the requirements of Rule 14a-12(a)(1)(i) by identifying all of the “participants” in its solicitation, we confirm that Value and Opportunity Master Fund will specifically identify the participants who are nominees in future filings.

2.
In future filings, please re-characterize certain statements as your opinion or belief and also provide support for the statements you make. We note, for example, the statement, “Ramius has nominated highly qualified individuals for election at Immersion’s 2011 annual meeting of shareholders.”

We acknowledge your comment.  In future filings, Value and Opportunity Master Fund will re-characterize certain statements as its opinion or belief and will provide support for such statements.

*            *     *     *     *

February 8, 2011

In connection with responding to the Staff’s comments, a certificate signed by the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky, Esq.

Enclosure

cc:	Jeffrey C. Smith
Owen Littman

February 8, 2011

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
599 Lexington Avenue, 20th Floor
New York, New York 10022

February 8, 2011

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Immersion Corporation

Soliciting Materials on Schedule 14A filed on January 31, 2011 by Ramius Value and Opportunity Master Fund Ltd, Cowen Overseas Investment LP, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, David W. Barron, Peter A. Feld, and Kenneth H. Traub

File No. 000-27969

Dear Ms. Mills-Apenteng:

The undersigned, Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) Value and Opportunity Master Fund is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and (c) Value and Opportunity Master Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory